SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                AMENDMENT NO. 3 TO
                                  SCHEDULE 14D-9


                      Solicitation/Recommendation Statement
                       Pursuant to Section 14(d)(4) of the
                         Securities Exchange Act of 1934


                             CHEYENNE SOFTWARE, INC.

                            (Name of Subject Company)


                             CHEYENNE SOFTWARE, INC.

                        (Name of Person Filing Statement)

                      COMMON STOCK, PAR VALUE $.01 PER SHARE

            (INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)

                          (Title of Class of Securities)

                                     16688810

                      (CUSIP Number of Class of Securities)

                                 MICHAEL B. ADLER
                                VICE PRESIDENT AND
                                 GENERAL COUNSEL
                             CHEYENNE SOFTWARE, INC.
                                3 EXPRESSWAY PLAZA
                          ROSLYN HEIGHTS, NEW YORK 11577
                                  (516) 465-4000

                  (Name, address and telephone number of person
                 authorized to receive notice and communications
                    on behalf of the person filing statement)

                                     COPY TO:

                                  BARRY A. BRYER
                          WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                          NEW YORK, NEW YORK 10019-6150
                                  (212) 403-1000
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         This Amendment No. 3 to Schedule 14D-9 Solicitation/
         Recommendation Statement amends and supplements the Schedule 14D-9 Solicitation/Recommendation Statement (as amended or supplemented from time to time, the "Schedule 14D-9") filed with the Securities and Exchange Commission (the "Commission") on October 11, 1996 by Cheyenne Software, Inc. (the "Company"). This Schedule 14D-9 relates to the tender offer described in the Tender Offer Statement on Schedule 14D-1 dated October 11, 1996 (as amended or supplemented from time to time, the "Sched-ule 14D-1"), filed by Tse-tsehese-staestse, Inc., a Delaware corporation (the "Purchaser"), which is a wholly owned subsid-iary of Computer Associates International, Inc., a Delaware corporation ("CA"), with the Commission relating to an offer (the "Offer") by the Purchaser to purchase all the issued and outstanding shares of common stock of the Company ("Shares") at a price of $30.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated October 11, 1996, as amended or supplemented, and the related Letter of Transmittal. All capitalized terms not defined herein have the meaning assigned to them in the Schedule 14D-9.


         ITEM 4. THE SOLICITATION OR RECOMMENDATION

               (a) Recommendation of the Board of Directors.

         Attached as Exhibit 13 to the Schedule 14D-9 is the revised fairness opinion dated as of October 7, 1996 from Lazard Freres & Co. LLC ("Lazard") to the Board of Directors of the Company to the effect that the consideration to be received by the Company's stockholders in the Offer and in the Merger is fair to the stockholders from a financial point of view. The re-vised opinion replaces the opinion previously filed as Exhibit 3 to the Schedule 14D-9 and is identical to such opinion except that the following sentence replaces in its entirety the first sentence of the second to last paragraph of the original opin-ion:

                        Our engagement and the opinion expressed herein are for the benefit of the Company's Board of Directors and are not on behalf of, and are not intended to confer rights or remedies upon, the Acquiror, Merger Subsidiary, any shareholders of the Company or Acquiror or any other person.

         Stockholders are urged to read such opinion in its entirety. Lazard has consented to the Company's inclusion of its opinion in the Schedule 14D-9.

         ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

         (1) On November 4, 1996, the Company and CA issued a press release announcing that a hearing had been scheduled for November 6, 1996 in the Delaware Chancery Court on a motion for a preliminary injunction against consummation of the Offer and the Merger. Cheyenne and CA believe that the motion for preliminary injunction is without merit and will be denied at the hearing. The motion was filed on October 21, 1996 in connection with a previously disclosed amendment to a purported class action complaint which had originally been filed against Cheyenne and the members of Cheyenne's board of directors in April 1996 (a copy of which amended complaint is filed as Exhibit 9 to the Schedule 14D-9 and is incorporated herein by reference). A copy of the press release issued by the







         Company and CA is attached hereto as Exhibit 12 and incorporated herein by reference; the foregoing description is qualified in its entirety by reference to such exhibits.


         (2) On November 4, 1996, CA and the Purchaser filed with the Commission Amendment No. 3 to their Schedule 14D-1, which in-cluded, among other things, the following clarification:

                        Notwithstanding anything to the contrary
              set forth in the Offer to Purchase, in response to any condition to the Offer not being satisfied, [the Purchaser] may not upon expiration of the Offer (and without extending the period of time for which the Offer is open) delay acceptance for payment or pay-ment for Shares until such time as such condition is satisfied or waived; provided that, subject to the applicable regulations of the Securities and Exchange Commission, [the Purchaser] reserves the right, in its sole discretion (but subject to the terms of the Merger Agreement), at any time and from time to time, to delay acceptance for payment of, or, regardless of whether such Shares were theretofore accepted for payment, pay for, any Shares in order to comply with any applicable law.

         ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

         EXHIBIT
         NUMBER                    DESCRIPTION

            1      Merger Agreement*
            2      Rights Agreement Amendment*
            3      Opinion of Lazard Freres, dated October 7, 1996 (At-
                   tached as Annex B to Schedule 14D-9 mailed to stock-
                   holders)*
            4      Press Release of the Company and CA, issued Octo-
                   ber 7, 1996*
            5      Confidentiality Agreement dated October 1, 1996 be-
                   tween CA and the Company*
            6      Article Nine of the Restated Certificate of Incorpo-
                   ration of the Company*
            7      Section Seven of the Restated By-Laws of the Company*
            8      Letter dated October 11, 1996 from ReiJane Huai to
                   the stockholders of the Company (Included with Schedule 14D-9 mailed to stockholders)*
            9      Amended Class Action Complaint in Lia Moskowitz v.
                   ReiJane Huai, et. al. and in Miles Tepper v. ReiJane
                   Huai et. al. filed in the Court of Chancery of the State of Delaware*
           10      Press Release of the Company, issued October 22,
                   1996*
           11      Press Release of the Company and CA, issued October
                   25, 1996*
           12      Press Release of the Company and CA, issued November
                   4, 1996
           13      Revised Opinion of Lazard Freres, dated as of
                   October 7, 1996

           *    Previously filed.


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                                    SIGNATURE


                   After reasonable inquiry and to the best of my knowl-edge and belief, I certify that the information set forth in this statement is true, complete and correct.

         November 4, 1996

                                       CHEYENNE SOFTWARE, INC.



                                       By /s/ Elliott Levine
                                          Name:  Elliot Levine
                                          Title: Executive Vice Presi-
                                                 dent,
                                                 Senior Financial Of-
                                                 ficer
                                                 and Treasurer
































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